SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

FACTORY CARD & PARTY OUTLET CORP.
(Name of Subject Company)
FACTORY CARD & PARTY OUTLET CORP.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
303051106
(CUSIP Number of Class of Securities)
Gary W. Rada
President and Chief Executive Officer
Factory Card & Party Outlet Corp.
2727 Diehl Road
Naperville, Illinois 60563-2371
(630) 579-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Neal Aizenstein, Esq.
Sonnenschein Nath & Rosenthal LLP
7800 Sears Tower
Chicago, Illinois 60606
(312) 876-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SC 14D9	Page 2 of 3
     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2007 and amended on November 6, 2007, by Factory Card & Party Outlet Corp., a Delaware corporation (the “Company”), relating to the tender offer by Amscan Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated October 1, 2007 and filed with the SEC, as amended, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.
ITEM 8. ADDITIONAL INFORMATION.
     Item 8 of the Statement is hereby amended and supplemented by amending and restating subsection (h) in its entirety as follows:
“(h) Expiration of Offer; Subsequent Offering Period
     The Offer expired at 12:00 Midnight, Eastern time, on Monday, November 5, 2007. According to Wells Fargo Bank, N.A., the depositary for the Offer, as of 12:00 Midnight, Eastern time, on November 5, 2007, approximately 2,989,073 Shares were tendered pursuant to the Offer and not withdrawn, including 76,581 Shares tendered by notice of guaranteed delivery, which represented approximately 86% of the then-outstanding Shares. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment was made promptly.
     On November 6, 2007, the Company and AAH Holdings Corporation announced in a press release that Purchaser had commenced a subsequent offering period for all remaining untendered Shares expiring at 11:59 p.m., Eastern time, on November 15, 2007. According to Wells Fargo Bank, N.A., the depositary for the Offer, as of 11:59 p.m., Eastern time, on November 15, 2007, approximately 3,182,850 Shares were tendered pursuant to the Offer and not withdrawn which represents approximately 92.6% of all outstanding Shares. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.
     In accordance with the Merger Agreement, following completion of the Offer, four members of the Company’s Board of Directors resigned, and the following designees of Parent were appointed to the Company’s Board of Directors: Gerald C. Rittenberg, James M. Harrison and Robert J. Small. In accordance with the Merger Agreement, four of the Company’s existing directors, Gary Rada, Ben Evans, Mone Anathan and Patrick O’Brien, will remain on the Board pending completion of the Merger. In addition, subject to the terms of the Merger Agreement, pending completion of the Merger, Parent is entitled, at its request, to have its designees appointed to the appropriate committees of the Board.
     On November 16, 2007, the Company and AAH Holdings Corporation announced in a press release that Purchaser intends to acquire all of the remaining outstanding Shares by effecting a “short-form” merger under Delaware law without action by any other stockholder since it has acquired more than 90% of the outstanding Shares. In the merger, Purchaser will merge with and into the Company and the Company will become an indirect wholly-owned subsidiary of Parent. In the merger, each share of the Company’s outstanding common stock will be cancelled and (except for shares held by Parent, its subsidiaries or stockholders properly exercising statutory appraisal rights under Delaware law) will be converted into the right to receive $16.50 per share, net to the seller in cash, without interest and less any required withholding taxes.
     The full text of the press releases issued by the Company and AAH Holdings Corporation on November 6, 2007 and November 16, 2007 are filed as Exhibit (a)(8) and Exhibit (a)(9), respectively, to the Statement and are incorporated herein by reference.”
ITEM 9. EXHIBITS.
     Item 9 of the Statement is hereby amended and supplemented by adding the following Exhibit:

Exhibit
No.	Description

(a)(9)	Joint press release issued by AAH Holdings Corporation and the Company on November 16, 2007. +

+	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2007	FACTORY CARD & PARTY OUTLET CORP.
	By:	/S/ GARY W. RADA
Gary W. Rada
President and Chief Executive Officer